UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-40685

METALS ACQUISITION LIMITED

(Translation of registrant’s name into English)

3rd Floor, 44 Esplanade, St.

St. Helier, Jersey, JE49WG

Tel: +(817) 698-9901

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 5, 2023, Metals Acquisition Limited (“MAC”) announced the appointments of Matthew Rowlinson and John Burton as directors to MAC’s board of directors.

Mr. Rowlinson has been leading business development for Glencore’s Copper Assets Group since 2021. In this capacity, he has been involved in many of Glencore’s copper divestments, including the divestment of the Cobar Mine. Mr. Rowlinson has also participated in various mergers and acquisitions and held numerous board positions within the group which included Compañía Minera Antamina S.A. in Peru and Compañía Minera Doña Inés de Collahuasi SCM in Chile. Prior to this position, Mr. Rowlinson served as CFO of Copper Latin American Mining and Joint Venture Assets Copper.

Mr. Burton has been serving as the Company Secretary of Glencore plc since 2011. He leads Glencore’s secretarial and governance team, which oversees the governance of the group's 500+ subsidiaries. In addition to this, Mr. Burton advises Glencore on matters concerning acquisitions, divestments, and equity investments. He has lent his expertise to Glencore’s copper, zinc, and oil businesses, as well as its agricultural joint venture, Viterra. He also holds a non-executive director position at PolyMet Mining Corp., a company listed on the Toronto Stock Exchange and the NYSE.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED

By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer

Date: July 5, 2023